United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2013

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Audited Fourth Quarter 2012 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 30, 2013

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, April 30, 2013	www.gruma.com

AUDITED FOURTH QUARTER 2012 RESULTS

CONSOLIDATED RESULTS
2012 versus 2011

GRUMA's Sales volume increased by 2% to 4,826 thousand metric tons in 2012, compared with 4,740 thousand metric tons in 2011. This increase was driven mainly by Gruma Corporation.

Net sales increased by 12% to Ps.64,317 million in 2012 compared with Ps.57,645 million in 2011. The increase was driven by Gruma Corporation and GIMSA. Net sales grew mostly in connection with price increases implemented to offset higher raw material costs, sales volume growth, and the average peso depreciation effect on Gruma Corporation during 2012. Sales from non-Mexican operations constituted 65% of consolidated net sales in 2012 and 66% in 2011.

Cost of sales increased by 13% to Ps.45,350 million in 2012 compared with Ps.40,118 million in 2011, due primarily to Gruma Corporation and GIMSA. The increase was associated with higher raw material costs, sales volume growth, and the average peso depreciation effect on Gruma Corporation. Cost of sales as a percentage of net sales increased to 70.5% in 2012, from 69.6% in 2011, due primarily to GIMSA, Gruma Corporation, and Gruma Venezuela, as raw material cost increases were not fully reflected in our product prices, as well as production downtimes at Gruma Venezuela due to labor conflicts.

Selling, general, and administrative expenses (SG&A) increased by 10% to Ps.15,352 million in 2012, compared with Ps.13,984 million in 2011, due primarily to Gruma Corporation and, to a lesser extent, GIMSA and Gruma Venezuela. Part of the consolidated increase in SG&A resulted from the average peso depreciation effect on Gruma Corporation, and the inflation effect at Gruma Venezuela. SG&A as a percentage of net sales decreased to 23.9% in 2012, from 24.3% in 2011, driven mainly by better expense absorption at Gruma Corporation and GIMSA.
Other expense, net, were Ps.102 million in 2012, compared with Ps.204 million in 2011. The decrease was primarily due to lower impairment of long-lived assets and lower losses from the sale of fixed assets during 2012.

GRUMA'S Operating income increased by 5% to Ps.3,513 million in 2012, compared with Ps.3,338 in 2011, driven by Gruma Corporation. Operating margin declined to 5.5% from 5.8% in 2011, due primarily to Gruma Venezuela and GIMSA.
Net comprehensive financing cost was Ps.729 million in 2012, compared with Ps.427 million in 2011. The increase was because in 2011, the company had gains on foreign exchange rate hedging related to corn procurement as well as gains on raw material hedging; also, the company registered foreign exchange losses of Ps.89 million in 2012 resulting mostly from the average peso depreciation as opposed to a Ps.41 million gain in 2011.

GRUMA's equity in earnings of associated companies, net, represented income of Ps.3 million in 2012, compared with income of Ps.4,711 million in 2011, primarily derived from the gain on the sale of GRUMA's stake in GFNorte during February 2011.

Taxes decreased 40% to Ps.1,083 million in 2012, compared with Ps.1,807 million in 2011, primarily as a result of taxes related to the gain on the sale of GRUMA's stake in GFNorte during 2011. The effective tax rate was 38.9.

GRUMA's net income was Ps.1,704 million in 2012, compared with Ps.5,816 million in 2011. Net income attributable to shareholders was Ps.1,115 million, compared with Ps.5,271 million in 2011. Both declines were caused by the gain on the sale of GRUMA's stake in GFNorte during 2011.

FINANCIAL POSITION
December 2012 versus September 2012

Balance-Sheet Highlights	Total assets were Ps.49,460 million, an increase of 3% driven mainly by higher inventories related to grain procurement at most subsidiaries. To a lesser extent, the increase in total assets was also driven by higher property, plant and equipment, especially at Gruma Corporation.

Total liabilities were Ps.35,127 million, 22% more derived from higher debt in connection with the previously announced acquisition of ADM's stakes in GRUMA and certain of its subsidiaries during December 2012.

Shareholders' equity totaled Ps.14,334 million, 25% less due to the aforementioned transaction with ADM as most of the shares repurchased were subsequently cancelled.

Debt Profile	GRUMA's debt totaled US$1,550 million, of which approximately 81% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2013	2014	2015	2016	2017	2018	2019	2020...	Total
Perpetual Bond								300	300
BBVA Syndicated Facility		25	25	175					225
BBVA Syndicated Facility MXP			4.6	9.2	41.5	36.9			92.2
Gruma Corp Facility BofA				163.7					163.7
Bancomext Facility MXP			2.3	4.6	20.8	18.4			46.1
Rabobank Facility				100					100
Bridge Loan	400								400
Other	219.8	2	0.6	0.3	0.2				222.9
TOTAL	619.8	27	32.5	452.8	62.5	55.3	0	300	1,549.9

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$61 million during 4Q12, and US$212 million for the full year 2012. For 4Q12, most of the capital expenditures were allocated to the United States operations for the construction of a tortilla plant in Florida (which started operations at the end of 4Q12), capacity expansions at existing plants, and technology upgrades. To a lesser extent, GRUMA also invested in other regions, particularly in England for the expansion of the tortilla plant, and in Mexico for the expansion of the corn flour plant in Chiapas.

SUBSIDIARY RESULTS OF OPERATIONS
2012 versus 2011

Gruma Corporation

Sales volume increased 8% to 1,596 thousand metric tons in 2012, compared with 1,478 thousand metric tons in 2011. This increase was due mainly to several acquisitions made throughout 2011, in particular the acquisition of the leading corn grits company in Turkey, and organic growth at the European operations especially in connection with new and increased customer accounts.

Net sales increased by 13% to Ps.26,932 million in 2012, compared with Ps.23,923 million in 2011. The increase was driven mostly by the aforementioned sales volume growth and the average peso depreciation effect. Measured in dollar terms, net sales increased 7% in connection with sales volume growth. The effect of price increases implemented toward the end of 2011 (in connection with higher raw material costs) and also towards the end of 2012, and allowance reductions in the U.S. tortilla business, were offset mainly by the change in the sales mix towards corn grits in Europ.

Cost of sales increased by 14% to Ps.17,655 million in 2012, compared with Ps.15,452 million in 2011, due to sales volume growth, higher raw material cost and overhead and health insurance costs, as well as the average peso depreciation effect. Measured in dollar terms, cost of sales increased 11%. As a percentage of net sales, cost of sales increased to 65.6% in 2012, from 64.6% because higher raw material costs were not fully reflected in our product prices and also due to a change in the sales mix towards foodservice products in the U.S. tortilla business and towards corn grits in Europe.

SG&A increased by 8% to Ps.7,996 million in 2012, compared with Ps.7,435 million in 2011, due mainly to the average peso depreciation effect, sales volume growth and higher sales commissions related to price increases. Measured in dollar terms, SG&A increased 2%. SG&A as a percentage of net sales improved to 29.7% in 2012, from 31.1% in 2011, in connection with better expense absorption.

Operating income increased by 41% to Ps.1,335 million in 2012, from Ps.947 million in 2011, and operating margin improved to 5% from 4% due to a favorable comparison of Ps.143 million in other expenses, because in 2011 the company generated losses from asset disposals. Measured in dollar terms, operating income grew 34%. Operating margin also improved in connection with better expense absorption.

GIMSA

Sales volume increased by 1% to 1,983 thousand metric tons in 2012, compared with 1,959 thousand metric tons in 2011. The increase was a result of higher sales of non-corn flour products as higher grain prices motivated consumption of byproducts for animal feed.

Net sales increased by 14% to Ps.17,573 million in 2012, compared with Ps.15,386 million in 2011, due mainly to price increases related to higher corn costs.

Cost of sales increased by 17% to Ps.13,171 million in 2012, compared with Ps.11,284 million in 2011, due mainly to higher corn costs. As a percentage of net sales, cost of sales increased to 75% in 2012, from 73.3% in 2011 due to the aforementioned rise in corn costs, which were not fully absorbed through price increases, and the mathematical effect of having a larger base of sales with similar amounts of gross profit per ton.

SG&A increased by 13% to Ps.2,574 million in 2012, compared with Ps.2,286 million in 2011. The increase resulted mainly from higher promotion and advertising expenses related mostly to sponsorship of the Mexican Football Federation, the continued strengthening of several programs aimed at attracting traditional tortilla makers, higher sales commissions due to price increases and higher freight expenses coming from higher tariffs and intercompany shipments due to capacity constraints at some plants. SG&A as a percentage of net sales decreased to 14.6% in 2012, from 14.9% in 2011, due to better expense absorption.

Operating income decreased by 1% to Ps.1,749 million in 2012, from Ps.1,771 million in 2011, and operating margin decreased to 10% from 11.5%. The reduction in absolute terms resulted from the higher SG&A and higher other expenses in connection with losses on natural gas hedging. Profit sharing also increased during 2012. Operating margin declined mostly from the aforementioned mathematical effect of having a larger base of sales with a similar level of gross profit per ton

Gruma Venezuela

We will deconsolidate Gruma Venezuela as of January 22, 2013 and account for it as a discontinued operation.

Sales volume decreased 9% to 478 thousand metric tons in 2012, compared with 528 thousand metric tons in 2011, due mainly to production downtimes at certain plants related to labor conflicts (in connection with the negotiation of collective bargaining agreements) and, to a lesser extent, electrical power outages.

Net sales increased by 8% to Ps.9,907 million in 2012, compared with Ps.9,157 million in 2011, due mainly to the inflation effect as figures for 2011 are expressed in constant terms as of December 2011, and are not restated to December 2012. Additionally, there were price increases implemented to offset higher raw material costs.

Cost of sales increased by 11% to Ps.7,500 million in 2012, from Ps.6,747 million in 2011. This increase was primarily due to the aforementioned inflation effect as well as higher cost of raw materials, salary increases and more benefits for manufacturing employees arising from new labor regulations. As a percentage of net sales, cost of sales increased to 75.7% in 2012, from 73.7% in 2011, due mainly to the sales volume reduction resulting from the aforementioned production downtimes and to the higher raw material costs, which were not fully absorbed through price increases.

SG&A increased by 13% to Ps.1,962 million in 2012, compared with Ps.1,736 million in 2011. The increase was due primarily to the aforementioned inflation effect as well as salary increases and higher freight expenses. SG&A as a percentage of net sales increased to 19.8% in 2012, from 19% in 2011 due to a lower expense absorption.

Operating income decreased 34% to Ps.445 million in 2012, compared with an operating income of Ps.674 million in 2011, and operating margin declined to 4.5% in 2012 from 7.4% in 2011, resulting from the aforementioned sales volume reduction, the fact that price increases did not fully absorb the higher raw material costs, and the increases in SG&A, which grew at a faster pace than net sales.

Molinera de Mexico

Sales volume increased by 3% to 583 thousand metric tons in 2012, compared with 564 thousand metric tons in 2011. This increase was driven by greater consumption of premixed flours at supermarket in-store bakeries, supermarket expansion through more stores, and customers' recovery.

Net sales increased by 9% to Ps.5,046 million in 2012, compared with Ps.4,633 million in 2011. The rise resulted from price increases implemented to reflect the higher cost of wheat, a change in the sales mix towards pre-mixed flours, higher byproduct prices in connection with low supply in the market, and sales volume growth.

Cost of sales increased by 9% to Ps.4,254 million in 2012, compared with Ps.3,894 million in 2011, mainly in connection with the higher wheat costs and sales volume growth. As a percentage of net sales, cost of sales increased to 84.3% in 2012, from 84% in 2011due to higher wheat costs, which were not fully reflected in our product prices.

SG&A increased by 7% to Ps.674 million in 2012, compared with Ps.631 million in 2011. The increase was due mainly to higher freight expenses in connection with higher tariffs and intercompany shipments related to capacity constraints at some plants and, to a lesser extent, to sales volume growth. SG&A as a percentage of net sales decreased to 13.4% in 2012, from 13.6% in 2011 due to better expense absorption.

Operating income decreased by 16% to Ps.87 million in 2012, from Ps.104 million in 2011, due to the aforementioned rise in SG&A and increases in other expenses related to higher profit sharing. Operating margin decreased to 1.7% in 2012, from 2.2% in 2011, due to the aforementioned rise in profit sharing.

Gruma Centroamerica

Sales volume decreased by 9% to 207 thousand metric tons in 2012, compared with 229 thousand metric tons in 2011. The decrease was due mainly to the availability of cheap domestic corn, which motivated some customers to shift to the traditional method of tortilla production. This availability rose significantly during 2012, in connection with the increasing popularity of genetically modified corn. Additionally, during 2011 sales volume benefitted from a shortage of corn within the region due to bad weather conditions that affected corn crops, which at that time encouraged the conversion from the traditional method of making tortillas to the corn flour method.

Net sales increased by 6% to Ps.3,369 million in 2012, from Ps.3,180 million in 2011 due mainly to price increases and the effect of the average peso depreciation during 2012.

Cost of sales increased by 2% to Ps.2,415 million in 2012, compared with Ps.2,368 million in 2011, due mainly to the aforementioned average peso depreciation. Cost of sales as a percentage of net sales decreased to 71.7% in 2012 from 74.5% in 2011, due mainly to the aforementioned price increases.

SG&A rose by 16% to Ps.994 million in 2012, compared with Ps.858 million in 2011, due to higher sales commissions, and salaries, as well as the strengthening of the sales department and the effect of the average peso depreciation. As a percentage of net sales, SG&A increased to 29.5% in 2012 from 27% in 2011, due to the aforementioned increase in expenses.

Operating loss was Ps.40 million in 2012, compared with a loss of Ps.46 million in 2011, and operating margin improved to a negative 1.2% in 2012 from a negative 1.5% in 2011, principally in connection with the price increases.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 22,000 employees and 100 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting. .

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma does not have margin calls with their counterparty.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Hedging agreements other than cash flow hedges are measured at fair value and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments at fair value. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As  of December 31, 2012, the open positions of the grains and fuels financial instruments were valued at their fair value. The financial instruments that qualified as hedges for accounting purposes represented a favorable effect of $119,275 thousand pesos which was applied to other comprehensive income in equity. The financial instruments that did not qualify as hedges for accounting purposes represented a favorable effect of $17,090 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of December 31, 2012 the company does not have open positions of these instruments.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

For the year ended December 31, 2012, the Company reclassified the amount of $235,782 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of $340,873, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received. The operations that concluded during the fourth quarter of 2012 for financial instruments of grains and fuels, recognized in income, represented a favorable effect of $57,701. At December 31, 2012, the favorable effect in income for the operations that concluded for these instruments was $21,058 thousand.

The transactions concluded during the fourth quarter of 2012 regarding the foreign exchange financial instruments represented a loss of $53,417 thousand pesos. As of December 31, 2012, the favorable effect in the results of the concluded transactions of these instruments is of $107,944 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of December 31, 2012, the company does not have revolving funds denominated ''margin calls''. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of December 31, 2012
Amounts in Thousands of Pesos

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of December 31, 2012, the financial instruments transactions of raw materials in long positions represented a profit of $90,444 thousand pesos and there are no short positions. As of December 31, 2012 the company does not have open positions of foreign exchange financial instruments.

25. As of December 31, 2012, the Company does not have revolving funds denominated ''margin calls''.

For the year ended December 31, 2012, the Company reclassified the amount of $235,782 from comprehensive income and recognized it as part of inventory. This amount refers to the gain from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a gain of $340,873, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received. The operations that concluded during the fourth quarter of 2012 for financial instruments of grains and fuels, recognized in income, represented a favorable effect of $57,701. At December 31, 2012, the favorable effect in income for the operations that concluded for these instruments was $21,058 thousand.

The transactions ended during the fourth quarter of 2012 on the foreign exchange financial instruments represented a loss of $53,417 thousand pesos. As of December 31, 2012, the favorable effect in the results of the concluded transactions of these instruments is of $107,944 thousand pesos.

B. Sensibility Analysis

Commodities Derivative Financial Instruments:

According to the position as of December 31, 2012, a hypothetical 10 percent loss of the raw materials value would result in an additional adverse effect of $68,811 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of December 31, 2012.

Sensitivity Analysis
Regarding the Position in Commodities Derivative
Instruments as of December 31, 2012
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of raw materials, based on our position as of December 31, 2012, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $68,811, $172,027, and $344,054 thousands of pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.